SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated April 6, 2005, relating to the notice of the Registrant’s annual general meeting on May 6, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 7, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated April 6, 2005, relating to the notice of the Registrant’s annual general meeting on May 6, 2005.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, Pudong New Area, Shanghai, People’s Republic of China on Friday, 6th May, 2005 at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2004.

2.	To re-elect retiring directors (“Directors”) and authorize the board of directors of the Company (the “Board of Directors”) to fix their remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.	To grant a general mandate to the Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company as at the date of the resolution (as adjusted) (the “Issue Mandate”).

5.	To grant a general mandate to the Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company as at the date of the resolution (the “Repurchase Mandate”).

6.	Conditional on the passing of the resolutions approving the Issue Mandate and the Repurchase Mandate, to authorise the Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company repurchased by the Company.

7.	To approve the indemnification agreement proposed to be entered into between the Company and each of its existing and future directors and chief executive officers, the continuing connected transactions contemplated thereunder and the maximum aggregate annual value of the indemnification agreements.

To consider and, if thought fit, to pass with or without modification the following special resolution:

8. A. To amend the Articles of Association of the Company to reflect certain recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and to deal with certain other matters.

B.	Subject to resolution 8A above being passed, to approve the adoption of the tenth amended and restated articles of association of the Company, consolidating all changes referred to in resolution 8A above.

Notes:

1.	This is a summary of the full text of the Notice of Annual General Meeting (“Notice”). The full text of the Notice is contained in a circular dated 6th April, 2005 to shareholders with further information about the business to be conducted at the meeting.

2.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint more than one proxy to attend and vote instead of him. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands. A proxy need not be a member of the Company.

3.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

4.	The register of members of the Company will be closed from 26th April, 2005 to 6th May, 2005 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 6th May, 2005, the record date for the AGM, will be entitled to attend and vote at the AGM.

5.	In relation to Resolution 2, two Directors, Richard R. Chang and Henry Shaw who were appointed with effect from 3rd April, 2000 and 25th September, 2001 respectively, will retire from office at the meeting pursuant to Article 90 of the Company’s Articles of Association, and will offer themselves for re-election.

6.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing the Notice.

7.	By Resolutions 4 and 6, approval is being sought from members, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.

8.	By Resolution 7, approval is being sought from independent shareholders of the Company of non-exempt continuing connected transactions in relation to the indemnification agreement proposed to be entered into by the Company and each of its existing and future directors and chief executive officers. A letter from the Company’s independent financial adviser, ICEA Capital Limited, to independent shareholders of the Company (as required by the Listing Rules) is set out in Appendix II to the circular containing the Notice.

9.	The special resolution set out in the above notice (Resolution 8) will be proposed to amend the Articles of Association of the Company to reflect the amendments to Appendix 3 of the Listing Rules which came into effect on 31st March, 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies) and to deal with certain other matters.

10.	The Articles of Association adopted by the Company and delivered to (and registered by) the Cayman Registrar of Companies and Hong Kong Companies Registry are in the English language. Accordingly, the special resolution set out in the above notice (Resolution 8) will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the special resolution) in the Chinese version of the circular is for information only.

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, 6th April, 2005

Principal place of business:

18 Zhangjiang Road

Pudong New Area

Shanghai 201203

People’s Republic of China

Registered Office:

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board: Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

*	for identification only